VIA EDGAR

March 28, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited (“Teva”)
Form 20-F for the Fiscal Year Ended December 31, 2010
File No. 000-16174

Dear Mr. Rosenberg:

I refer to your letter to me dated March 17, 2010, containing the comment of the Staff of the Securities and Exchange Commission (“SEC”) relating to Teva’s Form 20-F for the Fiscal Year Ended December 31, 2010, and our response thereto, sent on our behalf concurrently with this letter. In connection with such response to the Staff’s comment, on behalf of Teva, I acknowledge that:

•	Teva is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	Teva may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eyal Desheh

Eyal Desheh

Chief Financial Officer

cc:	Melissa N. Rocha (SEC)
Lisa Vanjoske (SEC)
Richard S. Egosi (Teva)
Peter H. Jakes (Willkie Farr)
Jeffrey S. Hochman (Willkie Farr)